Exhibit 99.7 to Report on Form 6-K

Exhibit 23.4

CONSENT OF PINHEIRO NETO ADVOGADOS

We consent to the reference to the name of our firm under the section “Legal Matters” in the prospectus constituting a part of the registration statement (file No. 333-139521) of Embraer - Empresa Brasileira de Aeronáutica S.A. for the registration of common shares in the form of American Depositary Shares.

São Paulo, January 22, 2007

PINHEIRO NETO ADVOGADOS

/s/ ANTONIO MENDES
By: Antonio Mendes